CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2020 FIRST QUARTER RESULTS CALGARY, ALBERTA – MAY 7, 2020 – FOR IMMEDIATE RELEASE
Commenting on the Company's first quarter 2020 results, Tim McKay, President of Canadian Natural stated, "Through the first quarter of 2020 and in response to the outbreak of the novel coronavirus ("COVID-19"), we have taken proactive and effective steps to ensure the safety and health of our employees, service providers and the communities we work in, while maintaining safe, reliable operations. We currently have approximately 6,000 employees working remotely and approximately 4,000 field personnel working under safety protocols with minimal impact to our operations.
Canadian Natural is in a strong position. Our vast and diverse asset base is robust, unique and sustainable. The effectiveness of our strategies and our ability to execute on those strategies allows us to react quickly in this challenging commodity price environment. Our long life low decline assets have industry leading breakeven prices as a result of low sustaining capital requirements, effective and efficient operations, low operating costs and low to no reservoir risk, a distinct advantage in volatile price environments. As a result, a small percentage of our total proved reserves are produced during challenging commodity price periods, resulting in very little impact to net asset value, thereby preserving long-term value for our stakeholders.
In Q1/20, we delivered top tier operational results, producing our maximum allowable volumes under the Government of Alberta curtailment program, achieving record quarterly corporate production of approximately 1,179 MBOE/d, including record liquids production of approximately 939 Mbbl/d. Importantly, we increased the level of high value Synthetic Crude Oil ("SCO") production in the quarter, maximizing adjusted funds flow.
We target to effectively and efficiently manage through the current environment. Our balance sheet is strong with significant liquidity available and our 2020 capital program is disciplined at approximately $2.7 billion, having executed on approximately $1.4 billion in reductions. Targeted operating cost reductions from 2019 levels are significant in 2020, at approximately $745 million and the Board of Directors has maintained our current dividend levels, demonstrating their confidence in the Company's assets and plan moving forward."
Canadian Natural's Chief Financial Officer, Mark Stainthorpe, added, "In Q1/20, we have been proactive in managing our balance sheet and executing on our capital flexibility, given the volatility in commodity prices. To date, including the most recent reduction in the capital expenditure forecast, we have reduced our targeted capital expenditures by approximately $1.4 billion in 2020 from the original budget announced in December 2019, while at the same time targeting to increase crude oil and natural gas production over 2019 levels. In Q1/20, our strong adjusted funds flow of over $1.3 billion was in excess of our capital expenditures and dividend requirements. Our liquidity at the end of Q1/20 remains robust at approximately $5.0 billion, including approximately $1.1 billion in cash reserves and our balance sheet remains resilient through this commodity price cycle and supported by strong investment grade credit ratings."

COPORATE UPDATE
COVID-19 Response

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Canadian Natural has taken proactive and effective steps to ensure the safety and health of our employees, service providers and communities where we work during the outbreak of the novel coronavirus ("COVID-19"), some of which are over and above guidance from the Public Health Agency of Canada and provincial health authorities.

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Canadian Natural's proactive measures are allowing for continued effective and efficient operations with minimal impact to the Company's operations at its head office and in the field, both Internationally and in North America. Currently the Company has approximately 6,000 employees working remotely and approximately 4,000 field personnel working under safety protocols to maintain safe reliable operations.

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Canadian Natural has pandemic response and business continuity plans in place to protect the health and safety of our personnel while maintaining safe, reliable operations and supporting the aggressive measures being taken by public health officials to limit the spread of COVID-19.

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Canadian Natural monitors government updates daily and follows the guidance of public health officials. As the situation with COVID-19 evolves, the Company has enhanced precautionary measures and ensured actions are implemented and followed. Precautionary measures are currently in effect across the Company's work locations. Canadian Natural will continue to strengthen these measures at the advice of public health officials as needed.

Balance Sheet Strength and Liquidity

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Canadian Natural is in a robust overall financial position with strong liquidity. The Company continues to manage effectively through the current short term commodity price environment. As at March 31, 2020, the Company had approximately $5.0 billion of liquidity available, an increase of $116 million over Q4/19 levels. Liquidity is represented by cash and cash equivalents of approximately $1.1 billion and committed bank credit facilities. The liquidity is more than sufficient to retire, when due, any upcoming debt maturities.

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Subsequent to quarter end, the Company's $750 million non-revolving term credit facility, originally due February 2021 was increased by $250 million to $1,000 million and extended to February 2022, further increasing liquidity.

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Canadian Natural continues to maintain strong investment grade credit ratings. The Company has a high degree of communication with credit rating agencies to ensure they understand the robust and sustainable nature of the Company's assets. Their understanding is evident in the following results:

•	On March 20, 2020, Moody’s Investors Service, Inc. (“Moody’s”) affirmed the Company's long term and short term investment grade credit ratings of Baa2 and P-2 with a stable outlook.

•	On March 26, 2020, Standard & Poor’s Rating Services (“S&P”) rating action on the Company resulted in long term and short term investment grade credit ratings of BBB and A-2 with a stable outlook.

•	DBRS Limited (“DBRS”) current credit rating for the Company is BBB high.
Production Flexibility

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Canadian Natural’s vast and diverse asset base is robust, unique and sustainable. The Company has a significant advantage during volatile pricing scenarios because its long life low decline assets have low sustaining capital requirements, low operating costs and low to no reservoir risk. This results in the Company producing an immaterial percentage of its total proved reserves during challenged commodity price periods, resulting in very little impact to net asset value, thereby preserving value for all of the Company's stakeholders.

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In Q1/20, the Company effectively executed on its curtailment optimization strategy within the Government of Alberta curtailment guidelines and achieved maximum allowable production, resulting in record production volumes. Production was optimized across the asset base to produce the highest value products, maximizing the Company's netback and adjusted funds flow.

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Canadian Natural continues to be prudent and proactive in managing its production volumes. The current operating plan is targeting to reduce well servicing activity and to shut-in higher cost volumes in North America Conventional E&P business. In addition the Company targets to temporarily curtail production in its thermal in situ assets. The majority of these volumes can be brought back on quickly when commodity prices recover. Details are as follows:

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North America Conventional E&P crude oil production volumes are targeted to be approximately 36,000 bbl/d lower in May 2020 than it would be in a more normalized price environment, as the Company has shut-in high variable cost volumes and stopped well servicing activities.

Canadian Natural Resources Limited	2	Three Months Ended March 31, 2020

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Thermal in situ production volumes are targeted to be approximately 38,000 bbl/d lower in May 2020 than it would be in a more normalized price environment, as the Company has temporarily slowed down production volumes and is conducting planned maintenance activities.

▪	The Company's strength of operations and diverse asset base allows Canadian Natural to optimize activities within its Oil Sands Mining and Upgrading assets as follows:

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Canadian Natural has planned routine de-coking activities at Horizon that were deferred from Q1/20 to May 2020 which will result in Horizon volumes being 50,000 bbl/d lower than normal in the month, running at restricted rates.

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In the second half of 2020, the Company is targeting planned turnaround activities at both AOSP and Horizon mines. The Company has the flexibility to shift timelines to ensure minimal, if any overlapping activities between the two sites, maximizing high value SCO production and operating cash flows. Details are as follows:

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At the non-operated Scotford Upgrader, a turnaround is targeted for early in Q3/20, at which time the plant will run at restricted rates. Timing of these activities at the AOSP mines are aligned with the planned turnaround at the Scotford Upgrader. During the turnaround, production from AOSP is targeted to average approximately 100,000 bbl/d net lower than normal, in the months of July 2020 and August 2020.

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At Horizon, the planned turnaround is targeted for the second half of 2020. Monthly average production is targeted to be impacted by approximately 80,000 bbl/d over a two month period once timing is finalized.

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Canadian Natural's natural gas portfolio is significant, providing the Company with additional production flexibility and opportunities to maximize value as prices improve. The Company has identified a number of highly economic opportunities to add additional natural gas volumes at less than $3,000 per flowing BOE. These activities are targeted to add approximately 60 MMcf/d of natural gas volumes, which equates to approximately 35 MMcf/d for 2020 annual natural gas production levels.

•	Canadian Natural's natural gas volumes provide significant supportive operating cash flow, targeted at approximately $700 million over the next twelve months at AECO pricing of $2.50/GJ.

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Due to the current uncertainty around the COVID-19 pandemic, the Company is officially removing its 2020 corporate production guidance. However, if the current strip pricing continues for the remainder of 2020, the Company forecasts that targeted production will meet the previous issued corporate guidance range.

Operating Cost Reductions

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Canadian Natural has top tier operating costs and as a result of the Company's culture of innovation, continued focus on effective and efficient operations and continuous improvement, Canadian Natural is targeting to lower operating costs throughout 2020 by approximately $745 million versus 2019 levels.

($ million)	2019	2020 Forecast	2020 Targeted Operating Costs Savings
North America Natural Gas	$610	$575	$35
North America E&P Liquids (excluding Thermal) (1)	1,230	930	300
Thermal In Situ (1)	865	795	70
International	500	410	90
Oil Sands Mining and Upgrading	3,275	3,025	250
Total Targeted Operating Cost Savings			$745
(1) 2019 includes proforma full-year of Jackfish using an average of 100,000 bbl/d of production and pre-acquisition operating costs of $12.00/bbl and Manatokan heavy crude oil using an average of 20,000 bbl/d of production and pre-acquisition operating costs of $16.00/bbl.

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As previously announced, the Company has taken proactive steps to reduce administrative expenses. The Company targets an approximate reduction of $90 million in G&A compared to the original 2020 budget.

Capital Flexibility

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The Company has executed on additional capital flexibility, reducing its 2020 capital expenditure budget by an additional $280 million beyond the March 18, 2020 update. Capital expenditures are now targeted to be approximately $2,680 million, a $1,370 million reduction from the Company's original 2020 budget released in December 2019. A summary of the 2020 targeted capital budget by area is as follows:

Canadian Natural Resources Limited	3	Three Months Ended March 31, 2020

($ million)	2020 Original Budget	2020 Original Revision	2020 Current Forecast
Conventional/Unconventional	$1,550	$990	$875
Long Life Low Decline	$2,500	$1,970	$1,805
Total	$4,050	$2,960	$2,680

▪	2020 capital expenditure requirements are targeted to be approximately $1.8 billion to be deployed over the last three quarters.

▪	Canadian Natural's flexibility and ability to be nimble was evident in Q1/20 as net capital expenditures were reduced quickly by approximately $200 million from the original Q1/20 capital budget.
Dividend Update

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Canadian Natural’s business is unique, robust and sustainable. The strength of the Company's assets and its ability to generate significant and sustainable free cash flow over the long term combined with strong liquidity, production flexibility, significant capital reductions and targeted operating costs savings provided the Board of Directors with the confidence that the Company’s current dividend levels can be sustained through the commodity price cycle.

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As previously announced, on March 5, 2020 the Company declared a quarterly dividend increase of 13% to $0.425 per share, paid on April 1, 2020. The increase marks the 20th consecutive year that the Company has increased its dividend.

•	Subsequent to quarter end, the Company declared a quarterly dividend of $0.425 per share, payable on July 1, 2020.
Marketing Strengths

▪	Canadian Natural has many strengths when marketing its products that will benefit the Company going forward, these include:

•	Balanced and diverse product mix of natural gas, conventional heavy crude oil, conventional light crude oil, thermal in situ and SCO.

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The Company's natural gas portfolio is robust with approximately 1.4 Bcf/d of economic production exposed to an improving natural gas market, supported by owned and controlled infrastructure and low operating costs. Canadian Natural's natural gas volumes provide significant supportive operating cash flow, targeted at approximately $700 million over the next twelve months at AECO pricing of $2.50/GJ.

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Canadian Natural has approximately 3.6 million barrels of crude oil storage at major hubs in Edmonton and Hardisty, which allows the Company to adjust monthly sales, manage pipeline logistical constraints, and production fluctuations, as well as pricing differences from month to month.

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Market egress continues to improve in the mid-term as the Trans Mountain Expansion and Keystone XL projects are progressing with construction, on which Canadian Natural has 94,000 bbl/d and 200,000 bbl/d of committed capacity respectively. Combining these two pipeline projects and including Enbridge Line 3 replacement, Western Canadian egress is targeted to increase by approximately 1.8 MMbbl/d in the mid-term.

Canadian Natural Resources Limited	4	Three Months Ended March 31, 2020

QUARTERLY HIGHLIGHTS

		Three Months Ended

($ millions, except per common share amounts)		Mar 31 2020	Dec 31 2019	Mar 31 2019
Net (loss) earnings		$(1,282)	$597	$961
Per common share	– basic	$(1.08)	$0.50	$0.80
	– diluted	$(1.08)	$0.50	$0.80
Adjusted net (loss) earnings from operations (1)		$(295)	$686	$838
Per common share	– basic	$(0.25)	$0.58	$0.70
	– diluted	$(0.25)	$0.58	$0.70
Cash flows from operating activities		$1,725	$2,454	$996
Adjusted funds flow (2)		$1,337	$2,494	$2,240
Per common share	– basic	$1.13	$2.11	$1.87
	– diluted	$1.13	$2.10	$1.86
Cash flows used in investing activities		$859	$854	$1,029
Net capital expenditures (3)		$838	$1,056	$977

Daily production, before royalties
Natural gas (MMcf/d)		1,440	1,455	1,510
Crude oil and NGLs (bbl/d)		938,676	913,782	783,512
Equivalent production (BOE/d) (4)		1,178,752	1,156,276	1,035,212

(1)
Adjusted net earnings (loss) from operations is a non-GAAP measure that the Company utilizes to evaluate its performance, as it demonstrates the Company’s ability to generate after-tax operating earnings from its core business areas. The derivation of this measure is discussed in the "Advisory" section of this press release.

(2)
Adjusted funds flow is a non-GAAP measure that the Company considers key to evaluate its performance as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The derivation of this measure is discussed in the "Advisory" section of this press release.

(3)
Net capital expenditures is a non-GAAP measure that the Company considers a key measure as it provides an understanding of the Company’s capital spending activities in comparison to the Company's annual capital budget. For additional information and details, refer to the net capital expenditures table in the "Advisory" section of this press release.

(4)
A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value.

▪	A net loss of $1,282 million was realized in Q1/20, while the adjusted net loss in Q1/20 was $295 million.

▪	Cash flows from operating activities were $1,725 million in Q1/20.

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Canadian Natural generated quarterly adjusted funds flow of $1,337 million in Q1/20, which was negatively impacted by charges taken in the first quarter of approximately $100 million including the impact of approximately $50 million of product inventory valuation adjustments and an additional $50 million related to certain pricing mechanisms impacting realized pricing in the North Sea. The decrease of $1,157 million from Q4/19 levels was also due to lower netbacks across all segments driven largely by lower crude oil and natural gas pricing, partially offset by increased higher value Oil Sands Mining and Upgrading production volumes.

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Adjusted funds flow was in excess of the Company's net capital expenditures of $838 million and dividend requirements of $444 million in Q1/20, resulting in free cash flow generation of $55 million reflecting the strength of the Company's long life low decline asset base and its effective and efficient operations.

▪	Cash flows used in investing activities were $859 million in Q1/20.

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Despite low commodity prices at March 31, 2020, upon review of the Company's stated book value of property, plant and equipment no impairment charge was required, reflecting the strength of the asset base.

Canadian Natural Resources Limited	5	Three Months Ended March 31, 2020

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Canadian Natural maintained a strong financial position in Q1/20 with significant liquidity of approximately $5.0 billion including cash balances of approximately $1.1 billion and committed and demand bank credit facilities as at March 31, 2020.

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Returns to shareholders totaled $715 million in Q1/20, $444 million by way of dividends and $271 million by way of share repurchases. As previously announced on March 18, 2020, share repurchases have been suspended and the Board of Directors have at the present time made the decision to not renew the Company's NCIB program, which expires in May 2020.

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The Company effectively executed on its curtailment optimization strategy, producing our maximum allowable volumes under the Government of Alberta curtailment program, achieving record quarterly production volumes of 1,178,752 BOE/d in Q1/20, increases of 14% and 2% from Q1/19 and Q4/19 levels respectively.

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Record liquids production was achieved by the Company in Q1/20 with volumes reaching 938,676 bbl/d, increases of 20% and 3% from Q1/19 and Q4/19 levels respectively. The increases from previous periods for BOE's and liquids primarily reflect the following:

•	Increased production from the acquisition of thermal in situ and primary heavy crude oil assets from Devon Canada when compared to Q1/19 levels.

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Increased production from high utilization rates and reliable operations in Oil Sands Mining and Upgrading following a strong ramp up at Horizon after the successful completion of the turnaround in Q4/19 and the completion of the proactive piping replacement in January 2020, when compared to Q4/19 levels.

•	Record production volumes were optimized across the asset base to achieve maximum allowable production under the mandatory Government of Alberta curtailment guidelines during Q1/20.

•	Higher value SCO was maximized in Q1/20 with conventional crude oil and thermal in situ being curtailed as a result of mandatory Government of Alberta curtailments.

◦	The Company's product mix was enhanced in Q1/20 as light crude oil and SCO represented approximately 48% of total corporate production volumes, a 12% increase from Q4/19 levels.

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Canadian Natural's continued focus on delivering effective and efficient operations and cost control was demonstrated as the Company's liquids E&P Q1/20 operating costs were $13.71/bbl (US$10.19/bbl), a 15% reduction from Q1/19 levels.

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Canadian Natural's North America E&P crude oil and NGL production volumes, excluding thermal in situ, was slightly curtailed in Q1/20 averaging 228,574 bbl/d, comparable to Q1/19 and an 8% decrease from Q4/19 levels. The decrease from Q4/19 levels primarily reflects optimizing curtailment volumes across the asset base that resulted in increased production volumes of higher value SCO.

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At the Company's world class Oil Sands Mining and Upgrading assets quarterly production volumes were strong, averaging 438,101 bbl/d of SCO in Q1/20. Increases of 5% and 22% of high value SCO production over Q1/19 and Q4/19 levels respectively, were due to high utilization rates and reliable operations following a strong ramp up at Horizon after the successful completion of the turnaround in Q4/19 and the completion of the proactive piping replacement in January 2020. Production reflected the Company’s optimization of curtailment volumes across the Company's asset base.

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Industry leading operating costs averaged $20.76/bbl (US$15.43/bbl) of SCO in Q1/20, representing decreases of 3% and 17% from Q1/19 and Q4/19 levels respectively. The decreases in operating costs in Q1/20 from the comparable periods primarily reflects higher utilization rates following a strong ramp up at Horizon after the successful completion of the turnaround in Q4/19 and the proactive piping replacement in January 2020.

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Oil Sands Mining and Upgrading achieved operating costs of $809 million in Q1/20, a 5% decrease from $856 million in Q4/19. The decrease in operating costs on a total and per barrel basis demonstrated the Company’s continued focus on efficiencies and cost control.

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The Company's Oil Sands Mining and Upgrading operations are top tier, resulting in industry leading operating costs. Canadian Natural's teams continue to focus on efficiencies, innovation and cost control resulting in targeted operating costs to be reduced further.

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In March 2020, Oil Sands Mining and Upgrading achieved record production of approximately 478,300 bbl/d of SCO as a result of high utilization and safe, steady and reliable operations. Additionally, these strong operations resulted in low operating costs of approximately $18.42/bbl (US$13.20/bbl) of SCO in the month.

◦	Additionally, Horizon achieved a significant milestone in March 2020, producing its 500 millionth barrel of cumulative SCO.

Canadian Natural Resources Limited	6	Three Months Ended March 31, 2020

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Thermal in situ oil sands production volumes were strong in Q1/20. Including curtailed volumes, production in this segment averaged 228,303 bbl/d, a 142% increase over Q1/19 levels, primarily as a result of the Jackfish acquisition and increased production from Kirby North and pad additions at Primrose. Production decreased by 12% from Q4/19 levels primarily reflecting the optimization of curtailment volumes across the Company's asset base that resulted in increased production volumes of higher value SCO and planned turnaround activities in Q1/20 at Jackfish, which was successfully completed in mid-April 2020.

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Thermal in situ operating costs were strong in Q1/20 averaging $11.02/bbl (US$8.19/bbl), a decrease of 39% from Q1/19 levels, primarily as a result of higher production volumes, synergies captured to date from the Devon Canada asset acquisition and the Company's continued focus on cost control and lower energy costs.

Canadian Natural Resources Limited	7	Three Months Ended March 31, 2020

OPERATIONS REVIEW AND CAPITAL ALLOCATION
Canadian Natural has a balanced and diverse portfolio of assets, primarily Canadian-based, with international exposure in the UK section of the North Sea and Offshore Africa. Canadian Natural’s production is well balanced between light crude oil, medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, thermal in situ crude oil, bitumen and SCO (herein collectively referred to as “crude oil”), natural gas and NGLs. This balance provides optionality for capital investments, maximizing value for the Company’s shareholders.
Underpinning this asset base is long life low decline production from the Company's Oil Sands Mining and Upgrading, thermal in situ oil sands and Pelican Lake heavy crude oil assets. The combination of long life low decline, low reserves replacement cost, and effective and efficient operations results in substantial and sustainable adjusted funds flow throughout the commodity price cycle.
Augmenting this, Canadian Natural maintains a substantial inventory of low capital exposure projects within the Company's conventional asset base. These projects can be executed quickly and with the right economic conditions, can provide excellent returns and maximize value for shareholders. Supporting these projects is the Company’s undeveloped land base which enables large, repeatable drilling programs which can be optimized over time. Additionally, by owning and operating most of the related infrastructure, Canadian Natural is able to control major components of the Company's operating costs and minimize production commitments. Low capital exposure projects can be quickly stopped or started depending upon success, market conditions, or corporate needs.
Canadian Natural’s balanced portfolio, built with both long life low decline assets and low capital exposure assets, enables effective capital allocation, production growth and value creation.
Drilling Activity

	Three Months Ended Mar 31

	2020		2019
(number of wells)	Gross	Net	Gross	Net
Crude oil	37	35	30	30
Natural gas	12	11	10	8
Dry	—	—	1	1
Subtotal	49	46	41	39
Stratigraphic test / service wells	420	367	375	332
Total	469	413	416	371
Success rate (excluding stratigraphic test / service wells)		100%		97%

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The Company's total crude oil and natural gas drilling program of 46 net wells for the three months ended March 31, 2020, excluding strat/service wells, represents an increase of 7 net wells from the same period in 2019.

North America Exploration and Production

Crude oil and NGLs – excluding Thermal In Situ Oil Sands
	Three Months Ended

	Mar 31 2020	Dec 31 2019	Mar 31 2019
Crude oil and NGLs production (bbl/d)	228,574	247,184	225,291
Net wells targeting crude oil	28	9	28
Net successful wells drilled	28	9	28
Success rate	100%	100%	100%

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Canadian Natural's North America E&P crude oil and NGL production volumes, excluding thermal in situ, was slightly curtailed in Q1/20 averaging 228,574 bbl/d, comparable to Q1/19 and an 8% decrease from Q4/19 levels. The decrease from Q4/19 levels primarily reflects optimizing curtailment volumes across the asset base that resulted in increased production volumes of higher value SCO.

Canadian Natural Resources Limited	8	Three Months Ended March 31, 2020

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Primary heavy crude oil production was curtailed in Q1/20, averaging 82,122 bbl/d, a 20% increase from Q1/19 levels and a decrease of 13% from Q4/19 levels. The decrease from Q4/19 was mainly as a result of the execution of the Company's curtailment optimization strategy and temporary shut-ins and deferral of well servicing given current market conditions. The increase from Q1/19 was as a result of additional volumes from the Devon Canada asset acquisition.

◦	Operating costs of $18.68/bbl (US$13.89/bbl) were realized in the Company's primary heavy crude oil operations in Q1/20, an increase of 8% from Q1/19 levels.

•	Pelican Lake production averaged 57,986 bbl/d in Q1/20, a 5% decrease from Q1/19 levels and comparable to Q4/19 levels, strong results that reflect the low annual decline of this long life asset.

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At Pelican Lake, the Company continues to demonstrate effective and efficient operations as Q1/20 operating costs decreased by 8% from Q1/19 levels, averaging $6.18/bbl (US$4.59/bbl) in the quarter, primarily as a result of the Company's focus on cost control.

•
North American light crude oil and NGL production averaged 88,466 bbl/d in Q1/20, 7% and 6% decreases from Q1/19 and Q4/19 levels respectively, primarily as a result of the Company's strategic decision to defer planned activities in response to current market conditions combined with the execution of the Company's curtailment optimization strategy.

◦	In Q1/20, operating costs were $15.99/bbl (US$11.89/bbl) in the Company's North America light crude oil and NGL areas, comparable with Q1/19 levels, strong results given lower production.

Thermal In Situ Oil Sands
	Three Months Ended

	Mar 31 2020	Dec 31 2019	Mar 31 2019
Bitumen production (bbl/d)	228,303	259,387	94,146
Net wells targeting bitumen	6	3	—
Net successful wells drilled	6	3	—
Success rate	100%	100%	—%

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Thermal in situ oil sands production volumes were strong in Q1/20. Including curtailed volumes, production in this segment averaged 228,303 bbl/d, a 142% increase over Q1/19 levels, primarily as a result of the Jackfish acquisition and increased production from Kirby North and pad additions at Primrose. Production decreased by 12% from Q4/19 levels primarily reflecting the optimization of curtailment volumes across the Company's asset base that resulted in increased production volumes of higher value SCO and planned turnaround activities in Q1/20 at Jackfish, which was successfully completed in mid-April 2020.

•
Thermal in situ operating costs were strong in Q1/20 averaging $11.02/bbl (US$8.19/bbl), a decrease of 39% from Q1/19 levels, primarily as a result of higher production volumes, synergies captured to date from the Devon Canada asset acquisition and the Company's continued focus on cost control and lower energy costs.

North America Natural Gas
	Three Months Ended

	Mar 31 2020	Dec 31 2019	Mar 31 2019
Natural gas production (MMcf/d)	1,407	1,411	1,454
Net wells targeting natural gas	11	4	9
Net successful wells drilled	11	4	8
Success rate	100%	100%	89%

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North America natural gas production was 1,407 MMcf/d in Q1/20, a decrease of 3% from Q1/19 levels and comparable to Q4/19 levels, reflecting strong base production, high reliability and minimal declines given the strategic reduction of capital allocated to natural gas activities.

Canadian Natural Resources Limited	9	Three Months Ended March 31, 2020

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North America natural gas operating costs were strong in Q1/20, a decrease of 5% from Q1/19 levels to $1.24/Mcf. These results demonstrate the strength of the Company's strategy to own and control its infrastructure, continued focus on cost control and executing on efficiencies across the entire asset base.

•	At the Company's high value Septimus Montney liquids rich area, operating costs were strong in Q1/20, a 17% decrease from Q1/19 levels, averaging $0.30/Mcfe.

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Canadian Natural's natural gas portfolio is significant, providing the Company with additional production flexibility and opportunities to maximize value as prices improve. The Company has identified a number of highly economic opportunities to add additional natural gas volumes at less than $3,000 per flowing BOE. These activities are targeted to add approximately 60 MMcf/d of natural gas volumes, which equates to approximately 35 MMcf/d for 2020 annual natural gas production levels.

•	Canadian Natural's natural gas volumes provide significant supportive operating cash flow, targeted at approximately $700 million over the next twelve months at AECO pricing of $2.50/GJ.

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In 2020, Canadian Natural targets to use the equivalent of approximately 47% of corporate annual natural gas production within its operations, providing a natural hedge from Western Canadian natural gas prices. Approximately 40% is targeted to be exported to other North American markets and sold internationally, while the remaining 13% is targeted to be exposed to AECO/Station 2 pricing.

International Exploration and Production

	Three Months Ended

	Mar 31 2020	Dec 31 2019	Mar 31 2019
Crude oil production (bbl/d)
North Sea	27,755	30,860	25,714
Offshore Africa	15,943	18,495	22,155
Natural gas production (MMcf/d)
North Sea	23	25	28
Offshore Africa	10	19	28
Net wells targeting crude oil	1.0	—	1.6
Net successful wells drilled	1.0	—	1.6
Success rate	100%	—%	100%

▪
International E&P crude oil production volumes averaged 43,698 bbl/d in Q1/20, decreases of 9% and 11% from Q1/19 and Q4/19 levels respectively. The decreases were primarily due to natural field declines, planned turnaround activities at Espoir partially offset by strong performance from the 2019 drilling program in the North Sea and at Baobab.

•
In the North Sea, crude oil production volumes of 27,755 bbl/d were achieved in Q1/20, an 8% increase over Q1/19 levels and a 10% decrease from Q4/19 levels. The increase from Q1/19 primarily reflected the impact of added production from the 2019 drilling program, partially offset by natural field declines. The decrease from Q4/19 primarily reflects natural field declines.

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Q1/20 operating costs in the North Sea decreased by 25% and 12% from Q1/19 and Q4/19 levels respectively, averaging $29.73/bbl. The decreases from the comparable periods primarily reflect reduced maintenance activities in Q1/20 due to COVID-19. The decrease from Q1/19 also reflects the impact of higher production volumes in Q1/20.

•
Offshore Africa crude oil production volumes in Q1/20 averaged 15,943 bbl/d, decreases of 28% and 14% from Q1/19 and Q4/19 levels respectively. The decrease in production from the comparable periods primarily reflects planned turnaround activities at Espoir and natural field declines.

◦
Offshore Africa crude oil operating costs averaged $11.88/bbl (US$8.83/bbl) in Q1/20, an increase of 21% from Q1/19 and a decrease of 29% from Q4/19 levels. The increase from Q1/19 was primarily due to decreased production volumes and natural field declines. The decrease from Q4/19 was primarily due to the timing of

Canadian Natural Resources Limited	10	Three Months Ended March 31, 2020

liftings from various fields that have different cost structures, partially offset by lower production volumes in Q1/20.

◦
Following the previously announced discovery of significant gas condensate in South Africa, where Canadian Natural has a 20% working interest, preparation is in progress by the operator for the 2020 drilling program including contingency plans to manage COVID-19 related disruption.

North America Oil Sands Mining and Upgrading

	Three Months Ended

	Mar 31 2020	Dec 31 2019	Mar 31 2019
Synthetic crude oil production (bbl/d) (1) (2)	438,101	357,856	416,206

(1)	SCO production before royalties and excludes volumes consumed internally as diesel.

(2)	Consists of heavy and light synthetic crude oil products.

▪
At the Company's world class Oil Sands Mining and Upgrading assets quarterly production volumes were strong, averaging 438,101 bbl/d of SCO in Q1/20. Increases of 5% and 22% of high value SCO production over Q1/19 and Q4/19 levels respectively, were due to high utilization rates and reliable operations following a strong ramp up at Horizon after the successful completion of the turnaround in Q4/19 and the completion of the proactive piping replacement in January 2020. Production reflected the Company’s optimization of curtailment volumes across the asset base.

•
Industry leading operating costs averaged $20.76/bbl (US$15.43/bbl) of SCO in Q1/20, representing decreases of 3% and 17% from Q1/19 and Q4/19 levels respectively. The decreases in operating costs in Q1/20 from the comparable periods primarily reflects higher utilization rates following a strong ramp up at Horizon after the successful completion of the turnaround in Q4/19 and the proactive piping replacement in January 2020.

◦
Oil Sands Mining and Upgrading achieved operating costs of $809 million in Q1/20, a 5% decrease from $856 million in Q4/19. The decrease in operating costs on a total and per barrel basis demonstrated the Company’s continued focus on efficiencies and cost control.

◦
The Company's Oil Sands Mining and Upgrading operations are top tier, resulting in industry leading operating costs. Canadian Natural's teams continue to focus on efficiencies, innovation and cost control targeting further operating costs reductions throughout 2020.

•
In March 2020, Oil Sands Mining and Upgrading achieved record production of approximately 478,300 bbl/d of SCO as a result of high utilization, safe, steady and reliable operations. Additionally, these strong operations resulted in low operating costs of approximately $18.42/bbl (US$13.20/bbl) of SCO in the month.

◦	Additionally, Horizon achieved a significant milestone in March 2020, producing its 500 millionth barrel of cumulative SCO.

◦
Canadian Natural has planned routine de-coking activities at Horizon that were deferred from Q1/20 to May 2020 which will result in Horizon volumes being 50,000 bbl/d lower than normal in the month, running at restricted rates.

•
In the second half of 2020, the Company is targeting planned turnaround activities at both AOSP and Horizon mines. The Company has the flexibility to shift timelines to ensure minimal, if any overlapping activities between the two sites, maximizing high value SCO production and operating cash flows. Details are as follows:

◦
At the non-operated Scotford Upgrader, a turnaround is targeted for early in Q3/20, at which time the plant will run at restricted rates. Timing of these activities at the AOSP mines are aligned with the planned turnaround at the Scotford Upgrader. During the turnaround, production from AOSP is targeted to average approximately 100,000 bbl/d net lower than normal, in the months of July 2020 and August 2020.

◦
At Horizon, the planned turnaround is targeted for the second half of 2020. Monthly average production is targeted to be impacted by approximately 80,000 bbl/d over a two month period once timing is finalized.

Canadian Natural Resources Limited	11	Three Months Ended March 31, 2020

MARKETING

	Three Months Ended

	Mar 31 2020	Dec 31 2019	Mar 31 2019
Crude oil and NGLs pricing
WTI benchmark price (US$/bbl) (1)	$46.08	$56.96	$54.90
WCS heavy differential as a percentage of WTI (%) (2)	44%	28%	23%
SCO price (US$/bbl)	$43.39	$56.32	$52.19
Condensate benchmark pricing (US$/bbl)	$45.54	$52.99	$50.49
Average realized pricing before risk management (C$/bbl) (3)	$25.90	$49.60	$53.98
Natural gas pricing
AECO benchmark price (C$/GJ)	$2.03	$2.21	$1.84
Average realized pricing before risk management (C$/Mcf)	$2.22	$2.64	$3.09

(1)	West Texas Intermediate (“WTI”).

(2)	Western Canadian Select (“WCS”).

(3)	Average crude oil and NGL pricing excludes SCO. Pricing is net of blending costs and excluding risk management activities.

▪
Canadian Natural has approximately 3.6 million barrels of crude oil storage at major hubs in Edmonton and Hardisty, which allows the Company to adjust monthly sales, manage pipeline logistical constraints, and production fluctuations, as well as pricing differences from month to month.

▪
Market egress continues to improve in the mid-term as the Trans Mountain Expansion and Keystone XL projects are progressing with construction, on which Canadian Natural has 94,000 bbl/d and 200,000 bbl/d of committed capacity respectively. Combining these two pipeline projects and including Enbridge Line 3 replacement, Western Canadian egress is targeted to increase by approximately 1.8 MMbbl/d in the mid-term.

▪
Base Keystone export pipeline optimization expansion of approximately 50,000 bbl/d was recently announced. In Q3/19, Canadian Natural committed to approximately 10,000 bbl/d of the expansion, which is targeted to be available in 2020.

FINANCIAL REVIEW
The Company continues to implement proven strategies and its disciplined approach to capital allocation. As a result, the financial position of Canadian Natural remains strong. Canadian Natural’s adjusted funds flow generation, credit facilities, US commercial paper program, access to capital markets, diverse asset base and related flexible capital expenditure programs all support a flexible financial position and provide the appropriate financial resources for the near-, mid- and long-term.

▪
The Company’s strategy is to maintain a diverse portfolio balanced across various commodity types. The Company achieved production of 1,178,752 BOE/d in Q1/20, with approximately 98% of total production located in G7 countries.

▪
Canadian Natural generated quarterly adjusted funds flow of $1,337 million in Q1/20, which was negatively impacted by charges taken in the first quarter of approximately $100 million including the impact of approximately $50 million of product inventory valuation adjustments and an additional $50 million related to certain pricing mechanisms impacting realized pricing in the North Sea.

•
Adjusted funds flow was in excess of the Company's net capital expenditures of $838 million and dividend requirements of $444 million in Q1/20, resulting in free cash flow generation of $55 million reflecting the strength of the Company's long life low decline asset base and its effective and efficient operations.

▪
Returns to shareholders totaled $715 million in Q1/20, $444 million by way of dividends and $271 million by way of share repurchases. As previously announced on March 18, 2020 share repurchases have been suspended and the Board of Directors have at the present time made the decision to not renew the Company's NCIB program, which expires in May 2020.

•	Share repurchases for cancellation from January 1, 2020 and March 10, 2020 totaled 6,970,000 common shares at a weighted average share price of $38.84.

Canadian Natural Resources Limited	12	Three Months Ended March 31, 2020

▪
Canadian Natural is confident that it can maintain a strong overall financial position and strong liquidity, while the Company manages effectively through the current short term commodity price environment. As at March 31, 2020, the Company had approximately $5.0 billion of liquidity available, an increase of $116 million over Q4/19 levels. Liquidity is represented by cash and cash equivalents of approximately $1.1 billion and committed and demand bank credit facilities. The liquidity is more than sufficient to retire, when due, any upcoming debt maturities.

•	Debt to book capitalization and debt to adjusted EBITDA remained strong at 39.4% and 2.6x respectively.

•
Subsequent to quarter end, the Company's $750 million non-revolving term credit facility, originally due February 2021 was increased by $250 million to $1,000 million and extended to February 2022, increasing liquidity.

•
In addition to the Company's strong adjusted funds flow, capital flexibility and access to debt capital markets, Canadian Natural has additional financial levers at its disposal to effectively manage its liquidity. The current approximate value of these financial levers includes third party equity investments of $300 million and cross currency swaps with a total value of $360 million.

▪
Canadian Natural continues to maintain strong investment credit ratings. The Company has a high degree of communication with credit rating agencies to ensure they understand the robust and sustainable nature of the Company's assets. Their understanding is evident in the following results:

•	On March 20, 2020, Moody’s Investors Service, Inc. (“Moody’s”) affirmed the Company's long term and short term investment grade credit ratings of Baa2 and P-2 with a stable outlook.

•	On March 26, 2020, Standard & Poor’s Rating Services (“S&P”) rating action on the Company resulted in long term and short term investment grade credit ratings of BBB and A-2 with a stable outlook.

•	DBRS Limited (“DBRS”) current credit rating for the Company is BBB high.

▪
Canadian Natural’s business is unique, robust and sustainable. The strength of the Company's assets and its ability to generate significant and sustainable free cash flow over the long term combined with strong liquidity, production flexibility, significant capital reductions and targeted operating costs savings provided the Board of Directors with the confidence that the Company’s current dividend levels can be sustained through the commodity price cycle.

•
On March 5, 2020, the Company declared a quarterly dividend increase of 13% to $0.425 per share, paid on April 1, 2020. The increase marks the 20th consecutive year that the Company has increased its dividend, reflecting the Board of Directors' confidence in Canadian Natural's strength and robustness of the Company's assets and its ability to generate significant and sustainable free cash flow.

•	Subsequent to quarter end, the Company declared a quarterly dividend of $0.425 per share, payable on July 1, 2020.

Canadian Natural Resources Limited	13	Three Months Ended March 31, 2020

ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses and other guidance provided throughout the Company's Management’s Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), Primrose thermal projects, the Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project, the timing and future operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market, and the development and deployment of technology and technological innovations also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic and the actions of the Organization of the Petroleum Exporting Countries ("OPEC") and non-OPEC countries) which may impact, among other things, demand and supply for and market prices of the Company’s products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil and natural gas and NGLs prices, including due to actions of OPEC and non-OPEC countries taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and

Canadian Natural Resources Limited	14	Three Months Ended March 31, 2020

environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.
The Company’s operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding non-GAAP Financial Measures
This press release includes references to financial measures commonly used in the crude oil and natural gas industry, such as: adjusted net earnings (loss) from operations; adjusted funds flow; and net capital expenditures. These financial measures are not defined by International Financial Reporting Standards ("IFRS") and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings (loss), cash flows from operating activities, and cash flows used in investing activities as determined in accordance with IFRS, as an indication of the Company's performance. The non-GAAP measure adjusted net earnings (loss) from operations is reconciled to net earnings (loss), as determined in accordance with IFRS, in the "Financial Highlights" section of the Company's MD&A. Additionally, the non-GAAP measure adjusted funds flow is reconciled to cash flows from operating activities, as determined in accordance with IFRS, in the "Financial Highlights" section of the Company's MD&A. The non-GAAP measure net capital expenditures is reconciled to cash flows used in investing activities, as determined in accordance with IFRS, in the “Net Capital Expenditures” section of the Company's MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the “Liquidity and Capital Resources” section of the Company's MD&A.
Adjusted funds flow (previously referred to as funds flow from operations) is a non-GAAP measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, abandonment expenditures and movements in other long-term assets, including the unamortized cost of the share bonus program and prepaid cost of service tolls. The Company considers adjusted funds flow a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The reconciliation “Adjusted Funds Flow, as Reconciled to Cash Flows from Operating Activities” is presented in the Company’s MD&A.
Net capital expenditures is a non-GAAP measure that represents cash flows used in investing activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, investment in other long-term assets, share consideration in business acquisitions and abandonment expenditures. The Company considers net capital expenditures a key measure as it provides an understanding of the Company’s capital spending activities in comparison to the Company's annual capital budget. The reconciliation “Net Capital Expenditures, as Reconciled to Cash Flows used in Investing Activities” is presented in the Net Capital Expenditures section of the Company’s MD&A.
Free cash flow is a non-GAAP measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital from operating activities, abandonment, certain movements in other long-term assets, less net capital expenditures and dividends on common shares. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders, and to repay debt.

Canadian Natural Resources Limited	15	Three Months Ended March 31, 2020

Adjusted EBITDA is a non-GAAP measure that represents net earnings (loss) as presented in the Company's consolidated Statements of Earnings (Loss), adjusted for interest, taxes, depletion, depreciation and amortization, stock based compensation expense (recovery), unrealized risk management gains (losses), unrealized foreign exchange gains (losses), and accretion of the Company’s asset retirement obligation. The Company considers adjusted EBITDA a key measure in evaluating its operating profitability by excluding non-cash items.
Debt to adjusted EBITDA is a non-GAAP measure that is derived as the current and long-term portions of long-term debt, divided by the 12 month trailing Adjusted EBITDA, as defined above. The Company considers this ratio to be a key measure in evaluating the Company's ability to pay off its debt.
Debt to book capitalization is a non-GAAP measure that is derived as net current and long-term debt, divided by the book value of common shareholders' equity plus net current and long-term debt. The Company considers this ratio to be a key measure in evaluating the Company's ability to pay off its debt.
Available liquidity is a non-GAAP measure that is derived as cash and cash equivalents, total bank and term credit facilities, less amounts drawn on the bank and credit facilities including under the commercial paper program. The Company considers available liquidity a key measure in evaluating the sustainability of the Company’s operations and ability to fund future growth. See note 10 - Long-term Debt in the Company’s consolidated financial statements.
Special Note Regarding Currency, Financial Information and Production
This press release should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2020 and the MD&A and the audited consolidated financial statements of the Company for the year ended December 31, 2019. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2020 and the Company's MD&A have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). Changes in the Company's accounting policies in accordance with IFRS are discussed in the "Changes in Accounting Policies" section of the Company's MD&A.
Production volumes and per unit statistics are presented throughout the Company's MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of the Company's MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2019, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. Detailed guidance on production levels, capital expenditures and production expenses can be found on the Company's website at www.cnrl.com. Information on the Company's website, including such guidance, does not form part of and is not incorporated by reference in the Company's MD&A.

Canadian Natural Resources Limited	16	Three Months Ended March 31, 2020

CONFERENCE CALL
A conference call will be held at 8:00 a.m. Mountain Time, 10:00 a.m. Eastern Time on Thursday, May 7, 2020.
The North American conference call number is 1-866-521-4909 and the outside North American conference call number is 001-647-427-2311. Please call in 10 minutes prior to the call starting time.
An archive of the broadcast will be available until 6:00 p.m. Mountain Time, Thursday, May 21, 2020. To access the rebroadcast in North America, dial 1-800-585-8367. Those outside of North America, dial 001-416-621-4642. The conference archive ID number is 7345646.
The conference call will also be webcast with presentation slides and can be accessed on the home page our website at www.cnrl.com. The slides will be available in PDF format for download approximately 30 minutes prior to the call.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
JASON M. POPKO
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Canadian Natural Resources Limited	17	Three Months Ended March 31, 2020